EXHIBIT 99.1


On or about October 4, 2005, entities controlled by Mr. Wilbur L. Ross, Jr., WLR Recovery Associates LLC and WLR Recovery Associates II LLC, distributed 1,562,920 and 1,252,206 Mittal Steel class A common shares (the "Shares"), respectively, to their members (the "Distribution"). Mr. Wilbur L. Ross, Jr., a director of Mittal Steel Company N.V. (the "Company"), will no longer beneficially control 1,187,583 of these Shares. As a result of the Distribution, Mr. Wilbur L. Ross, Jr. will personally hold 1,716,987 Shares and control an additional 1,151,011 Shares through WLR Recovery Fund II L.P. Mr. Wilbur L. Ross, Jr. has indicated to the Company that he currently has no plan to sell any of his remaining Shares in the Company.

As required under Dutch law, the Distribution was reported to the Autoriteit Financiele Markten on October 5, 2005.